FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021
Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)
373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is an investor presentation dated March 2021 prepared by Performance Shipping Inc. (the “Company”) for use in investor presentations.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-197740), filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of August 13, 2014, and the Company's registration statement on Form F-3 (File No. 333-237637), filed with the SEC with an effective date of April 23, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(registrant)

Dated: March 8, 2021	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Executive Officer

Exhibit 99.1

   March 2021    A Pure - Play Tanker Company

 Disclosure  2  Matters discussed in this presentation may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending," and similar expressions, terms, or phrases may identify forward-looking statements.The forward-looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand for our vessels, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, dry-docking and insurance costs, our future operating or financial results, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or events, including “trade wars”, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties

 Agenda  Section 2: Financial Presentation  3  Section 1: Company Overview                  Section 3: Appendix

 Company Profile  4  Source: Company    5  Aframax Tankers  $46.3 million  Total Revenue in 2020  LTV  Net Loan to Value ratio  35%  $3.8 million  Net Income in 2020  Nasdaq: PSHG    Publicly Listed since 2011  EPS  Earnings per Share in 2020  $1.06  Basic  Transitioned to pure tanker fleet, new management, simple corporate structure, new strategy implementation    Management Stake  46% Ownership  Shares of Common Stock  1 class  Dividend  Formula to calculate dividends  Management    Commercial Technical in House  Valuation  Trading at low valuation  Transition completed   in October 2020

# Experienced Senior Management

| Name / Title | Biography |
|---|---|
| **Symeon Palios**<br>*Chairman of the Board*<br> | ▪ Naval architect and engineer<br>▪ Founded Diana Shipping Agencies S.A. in 1972<br>▪ Director and Chairman of the Board of Performance Shipping Inc.<br>▪ Director of the UK Freight Demurrage and Defense Association Ltd. |
| **Andreas Michalopoulos**<br>*CEO, Director and Secretary*<br> | ▪ Ex-CFO Performance Shipping Inc. (2010-2020)<br>▪ Ex-CFO Diana Shipping Inc. (2006-2020)<br>▪ Previous experience: Merrill Lynch, Nestle S.A. and McKinsey and Company<br>▪ MSc in Economics, MBA & Master's degree in Management Sciences specialized in Finance |
| **Anthony Argyropoulos**<br>*CFO*<br> | ▪ Managing Director, Seaborne Capital Advisors<br>▪ 20+ years investment banking & corporate finance experience<br>▪ Previously with Cantor Fitzgerald & Co and Jefferies & Company, Inc. in the United States<br>▪ MBA in Finance, Bentley College, Waltham Massachusetts |

Source: Company

PERFORMANCE Shipping Inc.
5

 Fleet & Employment Profile  6  Vessel  Built  Shipyard  Size (DWT)  Type  Status  Special Survey  Survey Cost (1)  Employment  Blue Moon (ex. Maersk Jeddah)  2011  Sumitomo, Japan  104,623  Aframax  Delivered  Dec 1, 2021  $1.3 million  $28,000Saudi Aramco  Briolette (ex. Maersk Jamnagar)  2011  Sumitomo, Japan  104,588  Aframax  Delivered  Apr 27, 2021  $1.3 million  Spot   P. Yanbu (ex. Kalamas)  2011  Sumitomo, Japan  105,391  Aframax  Delivered  Jan 17, 2026  -  Spot  P. Fos (ex. Virgo Sun)  2007  Sasebo, Japan  115,577  Aframax  Delivered  Dec 12, 2021  $1.5 million  Spot  P. Kikuma (ex. FSL Shanghai)  2007  Samsung,S. Korea  115,915  Aframax  Delivered  Oct 26, 2022  $1.5 million  Spot  Mid-point age, high specifications & quality assets under spot to medium-term charters  Represents estimated cost of special survey, drydock and ballast water treatment system   Target: another 5 tankers to be acquired in 12-24 months  Source: Company

# Recent Developments

**October 2020**

- Appointment of new management team
- Initiation of a variable quarterly dividend policy and leverage target
- Declaration of first US $0.1 dividend payable in November 2020

**November 2020**

- Effected reverse stock split to comply with Nasdaq minimum price rule
- Procured term loan to partly refinance debt and fund acquisition
- Regained compliance with Nasdaq minimum bid price requirement

**December 2020**

- Signed $31.5 million loan agreement with Piraeus Bank S.A., to refinance existing Nordea loan and Aframax tanker acquisition
- Signed a supplemental loan agreement with Nordea for repayment schedule re-profiling
- Took delivery of the 5th Aframax tanker M/T P. Yanbu funded with bank debt and cash

**March 2021**

- Provided specific variable dividend policy quarterly calculations to increase transparency on dividend payments going forward
- Filed a prospectus supplement to possibly sell from time to time up to $5.9 million shares of common stock when markets recover
- Entered into At-The-Market Offering Agreement with H.C Wainwright & Co. LLC acting as sales agent or as principal

Source: Company

PERFORMANCE Shipping Inc.
7

# Focused Business Strategy

**Transparent company provides investors with low leverage variable dividend exposure to the tanker sector**

## Fleet Composition

- Growing sector presence - 2x fleet, 12-24 months
- High specifications & quality, reputable yards
- Mid-point age profile acquisitions ≈ 10 years
- Continued fleet renewal at specific intervals

## Commercial Deployment

- Spot market focus, short to medium term charters
- Established commercial relationships
- Presence in all major markets
- East and west of Suez Canal

## Financial Parameters

- Target net leverage below 35% LTV at incurrence
- Equity capital markets reliance for disciplined growth
- Reserves for fleet replacement & maintenance
- Cash to shareholders through variable dividends

## Management Transparency

- Expert in-house technical and commercial manager
- Majority independent BOD, transparent corporate structure
- Management major shareholder, one class common stock
- ESG efforts, strive towards sustainable development goals

Source: Company

PERFORMANCE Shipping Inc.
8

# Technical & Commercial Management

**Technical & Commercial Manager, Unitized Ocean Transport Limited (UOT) our Wholly-Owned Subsidiary**

**Established efficient operations with low vessel operating expenses**

**We fully fund all commercial and technical services provided by UOT**

## Full-Service Platform Services

- Chartering
- Operations
- Insurance/Claims
- Technical
- Purchasing
- Crewing
- Quality Assurance
- Finance
- Accounting/Reporting
- Legal
- S&P

## Access to Top-Tier Charterers

أرامكو السعودية saudi aramco
bp
TOTAL
UNIPEC
ExxonMobil
PetroChina
CHEMCHINA
BR PETROBRAS
REPSOL

## Key Professionals

- Mr. Ioannis Karagiannis – Commercial Director
- Captain Nikolaos Gavalas – Operations Director
- Captain Panos Chatzikyriakos – HSQE Director
- Mr. Argyris L. Chachalis – Technical Director

Source: Company.

PERFORMANCE Shipping Inc. 9

 Agenda  Section 2: Financial Presentation  10  Section 1: Company Overview                  Section 3: Appendix

 Summary Selected Financial & Other Data  11  Source: Company  The table below, illustrates our consolidated statements of operations and other data for the 4th quarter 2020  Basic and dilutedOperating days include ballast leg

 Debt Description  12  Source: Company  Vessel  Debt Drawdown($m)  Debt Outstanding (Dec 31, 2020)  Annual Repayment($m)  Interest Rate  Maturity   Blue Moon  16.5  13.9  1.77  L + 2.75%  Jul 2024  Briolette  16.5  14.2  1.96  L + 2.75%  Jul 2024  P. Yanbu   8.8  8.8  0.98  L + 2.85%  Dec 2024  P. Fos  14.0  10.6  1.59  L + 2.85%  Dec 2024  P. Kikuma  12.0  10.6  1.59  L + 2.85%  Dec 2024  TOTAL  67.8  58.1  7.89  -  -  Bank Relationships  Indebtedness exclusively comprising of efficient secured amortizing loan from relationship banks, with annual repayment following new refinancing with new term loan and 5th Aframax tanker acquisition

 Solid Balance Sheet  13    Dec 31, 2020  Dec 31, 2020    Actual  As Adjusted  # of Tankers  5  5  Asset Value (1)  $96.6m  $96.6m  AV / Ship  $19.3  $19.3  Bank Debt (2)  $58.1m  $56.4m  Cash  $21.4m  $19.7m  Net Bank Debt  $36.7m  $36.7m  LTV  60.1%  58.4%  Net LTV  37.9%  37.9%  Net Asset Value  $59.9m  $59.9m  NAV / Share  $11.8  $11.8  Source: Company  Solid balance sheet targeting leverage at incurrence < 35% net LTV. 5th Aframax acquisition was financed organically  Pro – Forma adjustments include:$56.4m bank debt outstanding on an as adjusted basis to give effect to debt repayments of $1.73m in January and March 2021As of the time of the last debt incurrence, December 2020Principal balance, secured and guaranteed

 Equity Capital Markets  14  Source: Company  Major Shareholders   Capital Markets   Exchanged  Nasdaq  Category  Capital Market  Ticker  PSHG  Outstanding Shares  5,082,726  Indicative Share Price  $6.0  Market Capitalization  $30.5m  Enterprise Value  $67.2m  EV / Ship  $13.4m  Company has one class of equity securities, target to gradually increase its free float and trading volume  Average Daily Trading Volume (last 30 days)  Aliki Palios, Director  46.3%  Other Officers and Directors  4.3%  Public free Float  49.4%  # Shares  108,823  $ Value  $652,940  Currently trading modestly above cash, much below replacement cost and at very deep discount to net asset value

 Historical Rates vs Break Even  15  Source: Company  Indicative Run Rate Breakeven  Amounts in millions except daily figures  5 Ships  10 Ships  DAILY OPEX  $7,000  $7,000  OWNERSHIP DAYS  1,825  3,650  FLEET OPEX  $12.8  $25.5  G&A EXPENSES  $5.7  $6.5  DEBT REPAYMENT (1)  $7.9  $11.4  INTEREST EXPENSE (2)  $1.6  $2.4  MAINTENANCE RESERVE  $1.7  $3.5  TOTAL OUTFLOWS  $29.7  $49.3  DAILYBREAK EVEN RATE  $16,267  $13,511  The above figures do not include non-cash items which will result in differences with actual reported results Debt repayment for 10 ships based on additional $35m debt with repayment profile similar to the existing term loans(2) Based on LIBOR at 0.16%  Expected daily breakeven rate per vessel (5 Aframax fleet)   Further fleet expansion from 5 to 10 vessels over next 12 - 24 months expected to reduce daily breakeven level  High and Low represent one standard deviation

 $14.9m  $6.4m  $1.2m  Break-even $16,267 $13,511  -$3.3m  -$5.0m  20 QuartersLast 5 YearsSpot Rates (1)  Quarterly FCF 5 Tankers  Quarterly FCF 10 Tankers  9 Quarters Total FCF +$50.4m  $32.3m  $15.3m  $4.8m  Highest $52,853  Median $20,328  High $32,624  -$4.2m  -$7.5m  Value created under most market scenarios with median and above charter rates generating multiples of free cash flow compared to those below median(1) Refers to Aframax tankers quarterly spot charter rates from Q1 2016 through Q4 2020  11 QuartersTotal FCF -$27.7m  Low $9,662   Lowest $5,713        12 QuartersTotal FCF +$122.9m    8 Quarters Total FCF -$27.9m    Through Cycle Value Generation  16  Annual free cash flow available for dividends after higher of capital costs or replacement reserves and after maintenance reserves. Dividends paid only when quarter end cash exceed certain level  Source: Company

   Dividend Policy – Quarterly Cals  17  The company expects to pay dividends only if during the preceding quarter both Quarterly Cash Flow and Quarter End Excess Cash are positiveQuarter End Excess Cash is defined as actual end of quarter Cash and Cash Equivalents over Minimum Cash Threshold. Minimum Cash Threshold is defined as the sum of $9.0m minimum liquidity pursuant to the loan agreements and $1.5m per vesselQuarterly Cash Flow is defined as voyage and time charter revenues less voyage expenses, less vessel operating expenses, less general and administrative expenses, less - the greater of i) net interest expense and repayment of debt or ii) fleet replacement reserves - and less maintenance reserves for the fleetThe quarterly dividend payments, if any, are expected to be based on a pay-out ratio of the lower of i) Quarterly Cash Flow and ii) Quarter End Excess CashWe expect the payout ratio to increase as the company leverage decreases – maximum 90% if leverage (total debt/equity market capitalization) is <10%  Source: Company

 Attractive Equity Story  18  Performance Shipping is a compelling play on a tanker vessel recovery   1  2  3  4  5  6  7  Source: Company

 Agenda  Section 2: Financial Presentation  19  Section 1: Company Overview                  Section 3: Appendix

# History & Transition

**Performance Shipping has completed its stated transition to more than just a pure-play tanker company**

| THEN | NOW |
| --- | --- |
| Public since Jan. 2011, Nasdaq listed under ticker PSHG | New management, 5 Aframax tankers |
| Focused on Panamax Containerships | Independent company, simplified ownership and securities |
| Higher leverage, no dividends | Focused commercial and financial strategy |
| Complex ownership & capital structure | Strong Corporate governance, majority independent BOD |
| Parent company, large stakeholder | In-house management, UOT wholly-owned subsidiary |

2010 — 2012 — 2014 — 2016 — 2018 — **2019** — 2020



CONTAINERS

→



TANKERS

Source: Company.

PERFORMANCE Shipping Inc. 20

# History& Transition (Cont’d)

**Sale of container fleet, gradual transition to pure tanker fleet profile and simple corporate structure with removal of legacy corporate structure and implementation of new strategy**

**January 2020**

- Delivery of the Aframax tanker M/T P. Fos

**March 2020**

- Repurchase and cancellation of all outstanding Series C preferred voting shares
- Delivery of the Aframax tanker M/T P. Kikuma

**April 2020**

- Repurchase and cancellation of all remaining Series B-2 preferred shares
- Receipt of Nasdaq notification for extension of the compliance period to cure the bid price deficiency to November 2020
- Sale and delivery to her owners of the Post-Panamax containership, the M/V Rotterdam, for gross proceeds of $18.5m

**June 2020**

- Secured a time charter contract of minimum seventeen (17) months to maximum nineteen (19) months for our M/T Blue Moon at $28,000 per day with Saudi Aramco

**August 2020**

- Sale and delivery to her new owners of the last containership in our fleet, the M/V Domingo, for gross proceeds of $5.6m

Source: Company

PERFORMANCE Shipping Inc. 21